Exhibit 4.70

(Translation)

Merger Agreement

THIS MERGER AGREEMENT (“Agreement”) is made and entered into on November 12, 2014, by and between:

ChipMOS TECHNOLOGIES INC., a company organized under the laws of the Republic of China (“ROC”), with its registered office at No.1 R&D Rd. 1, Hsinchu Science Park, Baoshan Township, Hsinchu County (“Party A”); and

ThaiLin Semiconductor Corp., a company organized under the laws of the ROC, with its registered office at No.4, Rende Rd., Fongshan Vil., Hukou Township, Hsinchu County (“Party B,” collectively with Party A, the “Parties”).

NOW, the Parties intend to conduct consolidation by merger in accordance with the Business Mergers and Acquisitions Act and relevant laws and regulations and agree to the following terms and conditions:

Article 1 Method of Merger

The Parties agree to conduct consolidation by merger in accordance with the Business Mergers and Acquisitions Act and relevant laws and regulations. Party A will pay cash and issue common shares to the shareholders of Party B, pursuant to Article 3 of the Agreement, as the consideration for the merger. Party A shall be the surviving company, while Party B shall be dissolved after the merger. The name of the surviving company after the merger shall be “ChipMOS TECHNOLOGIES INC.,” and its authorized capital will be New Taiwan Dollar (NT$) 9,700,000,000.

Article 2 Capital, Number and Type of the Issued Shares before Merger

(I)	As of the date of execution hereof, Party A has an authorized capital of NT$9,700,000,000, divided into 970,000,000 shares, which have with a par value of NT$10 per share and which may be issued in tranches. The paid-in capital is NT$8,646,193,580, divided into 864,619,358 shares with a par value of NT$10 per share. Party A has neither outstanding equity securities nor treasury stocks as of the date of execution hereof. The board of directors of Party A at the November 12, 2014 meeting, approved that, after being approved by the shareholders at the shareholders’ meeting, Party A may issue not more than 18,000,000 shares of restricted stocks to its employees.

(II)	As of the date of execution hereof, Party B has an authorized capital of NT$4,500,000,000, divided into 450,000,000 shares, which have a par value of NT$10 per share and which may be issued in tranches. The paid-in capital is NT$2,202,334,500, divided into 220,233,450 shares with a par value of $10 per share. Party B has neither outstanding equity securities nor treasury stocks as of the date of execution hereof.

Article 3 Merger Consideration; Share Exchange Ratio and New Shares to be Issued in Exchange

(I)	Except for the shares of one Party held by the other Party, which shall be cancelled as of the merger effective date, the Parties agree to use their respective financial reports as of September 30, 2014 reviewed by each of their respective certified public accountants (“Base Financial Report”) as the calculation basis, considering the factors of operating results, financial status, market price of the stock, company prospect, and the fairness opinion issued by independent experts, and agree that the merger consideration shall be 1 common share in Party B in exchange for cash NT$12.5 plus 0.311 of 1 common share in Party A; however, in the event of any of the situations specified in Article 4 of the Agreement, the adjustment shall be made in accordance therewith.

(II)	The number of the common shares that Party A expects to issue in execution of the share exchange for Party B is 35,932,285 shares with a par value of NT$10 per share. The total par value of the shares to be newly issued is NT$359,322,850. The shareholders’ rights and obligations of the new shares to be issued by Party A shall rank pari passu in all aspects with the issued and outstanding listed common shares.

(III)	For the fractional share in Party A exchanged in accordance with the preceding Paragraph, Party A will pay in cash, pro rata with the par value of the stock, rounded down to NT$1. The Chairman of the board of directors is authorized by Party A to allot such fractional share for subscription by designated person.

Article 4 Adjustment of Merger Consideration

(I)	The Parties agree to authorize their board of directors to, after the execution of the Agreement and before the merger effective date, on the occurrence of any of the following events, jointly negotiate and decide the adjustment of the merger consideration and execute an amendment agreement thereto, for which neither party is required to hold a shareholders’ meeting:

(1)	Party B conducts capital increase by earnings, capital increase by capital surplus, capital reduction, issuance of cash dividends, capital increase by employee bonuses, capital increase by cash, issuance of convertible bonds, gratuitous stock distribution, issuance of warrant bonds, preferred stock with warrants or any other equity securities;

(2)	Party A conducts capital increase by earnings, capital increase by capital surplus, capital reduction, issuance of cash dividends, capital increase by employee bonuses, capital increase by cash, issuance of convertible bonds, gratuitous stock distribution, issuance of warrant bonds, preferred stock with warrants or any other equity securities; provided, however, that if Party A issues employee stock options or restricted stocks in the aggregate number of not more than 18,000,000 shares, the merger consideration will not be adjusted;

(3)	Any actions with a material impact on the finance and business of the company, including the disposal of Party A’s or Party B’s major assets;

(4)	Any events with a material impact on the rights and interests of the shareholders or the price of the securities in Party A or Party B, including but not limited to, any major disaster, any major development related to technology, and/or any other major adverse change;

(5)	Party A’s or Party B’s buy-back of its treasury stocks pursuant to laws (for the avoidance of doubt, the following situations are not included herein: Party A’s or Party B’s buying back their stock from dissenting shareholders pursuant to the law; or Party A’s buying back its treasury stocks for the issuance of employee stock options or restricted stocks up to the limit set forth in Item (2) of this Paragraph);

(6)	Change of the party or number of the parties participating in the merger;

(7)	Any force or prohibition provision of laws or regulations, any amendment to laws or regulations, or any order from the competent authorities, whereby an adjustment of the share exchange ratio becomes necessary.

(II)	The terms “major” and “material” specified in preceding Items (3) and (4) in the previous Paragraph mean any matter or condition which may have a negative or positive impact on the respective financial report of the Parties causing in aggregate 5% or more decrease or increase in their net value provided in their Base Financial Report (from the execution date of the Agreement to the merger effective date).

Article 5 Determination of Merger Effective Date

Subject to resolutions adopted by the respective shareholders of the Parties at its shareholders meeting and the permission or approval of the competent authorities, the merger effective date shall be jointly set by the respective boards of directors of each of the Parties. The merger effective date shall be tentatively set on June 17, 2015 (“Tentative Merger Effective Date”). Upon any failure to obtain the permission or approval of the competent authorities (including but not limited to: the combination approval of the Fair Trade Commission, Executive Yuan; approval of the Taiwan Stock Exchange for Party A’s application for listing of the new securities issued for capital increase due to the merger of a Taipei Exchange-listed company; approval of the Financial Supervisory Commission, Executive Yuan, for capital increase by issuing new shares due to merger; approval of the Taipei Exchange for Party B’s delisting; and such other approvals granted by relevant competent authorities) before the Tentative Merger Effective Date, or the determination by either party that changing the Tentative Merger Effective Date is necessary, the board of directors of both Parties shall mutually negotiate and decide to make the change.

Article 6 Merger Progress and Schedule

The Parties shall implement the merger progress pursuant to the projected schedule set forth in the Agreement. If either of the Parties fails to hold a shareholders’ meeting and approve the merger in accordance with the law on or before March 31, 2015 and thus leads to the failure of the consummation of the merger as of the Tentative Merger Effective Date, the board of directors of each of the Parties shall negotiate and change the schedule.

Article 7 Representations and Warranties of Party A

Party A represents and warrants to Party B, as of the date of execution hereof, the truth and correctness of the following matters:

(I)	Legal establishment and existence of the company: Party A is a corporation limited by shares duly organized and validly existing under the Company Act of the ROC, and has obtained any and all licenses, approvals, permits and other certifications required for operating its business activities. Party A does not effectively resolve to dissolve, liquidate, voluntarily apply for bankruptcy, settlement or reconstruction, nor has a court ordered in accordance with relevant laws that it dissolve, settle, reconstruct or bankrupt, nor have competent authorities ordered in accordance with relevant laws the cessation of its business, its dissolution, the revocation of its permit for establishment or the cancellation of its business license.

(II)	The authorized capital and paid-in capital: The authorized capital and paid-in capital of Party A are set forth in Article 2 hereof. As of the date of execution hereof, the issued shares of Party A have all been duly authorized and issued, and the capital has been fully paid. Except for those set forth in Article 2 hereof, Party A does not issue any equity securities, nor does it issue, release, or enter into any other options, warrants, convertible or exchangeable securities, pre-emptive rights, rights of first refusal, legally-binding commitments for the acquisition of Party A’s shares, nor does it promise or provide any interest of participation or similar rights to let any party acquire the rights and interests as Party A’s common stock shareholders. Party A has no obligation to acquire its shares by redemption, buy-back or any other method.

(III)	Resolutions of and authorization from the board of directors: As of the date of execution hereof, the board of directors of Party A has approved the Agreement and authorized the Chairman of the board of directors or its designated person to execute the Agreement on behalf of the company.

(IV)	Validity of the Agreement: The execution and performance of the Agreement by Party A are not in violation of:

(1)	any applicable law or regulation;

(2)	any judgment, ruling, or order rendered by the court or relevant competent authorities;

(3)	the Articles of Incorporation of Party A;

(4)	any contract, agreement, representation, undertaking, warranty, binding arrangement, convention, or any other obligation by which Party A is legally bound.

(V)	Financial statements and financial information: The Base Financial Report of Party A or other financial statements provided to Party B have been prepared in accordance with the Business Entity Accounting Act and accounting principles generally accepted in the ROC, and fairly presents the financial position and results of operations of Party A for the periods indicated therein, without any misrepresentation, omission or misleading.

(VI)	Litigation and non-litigation matters: Unless otherwise disclosed to Party B before the date of execution hereof, as of the date of execution hereof, there are no litigation, arbitration, non-contentious or administrative litigation cases, or criminal investigation process which would have a material adverse effect on Party A or its businesses, finance, properties, operations or shareholders’ rights and interests, nor, as to Party A’s knowledge, any written claim or petition which may materially affect its financial status and businesses or related rights and interests. To Party A’s knowledge, except for those that have been disclosed to Party B before the date of execution, as of the date hereof, no litigation, arbitration, non-contentious or administrative litigation cases, criminal investigation process or written claim against its directors or managers in relation to their performance of duties have been raised by any third party. As of the date of execution hereof, Party A is not subject to any order, judgment or ruling which under reasonable circumstances may affect Party A or its goodwill.

(VII)	Assets and liabilities: Party A’s assets and liabilities have been expressly provided in Party A’s Base Financial Report or have been disclosed to Party B. Party A has legal ownership rights, rights to use or other legitimate rights and interests on all the assets set forth therein. Unless otherwise disclosed in Party A’s Base Financial Report or its footnotes or disclosed to Party B before, the use of, gains from, and disposal of such assets will not be bound or restricted; provided that such binding or restriction has no material adverse effect on Party A’s business, operations or financial status.

(VIII)	Contingent liability: Unless set forth in Party A’s Base Financial Report or otherwise disclosed to Party B, there is no contingent liability which would cause material adverse effects on Party A’s business or finances.

(IX)	Other matters: To date, Party A is not involved in any material matters regarding violation of laws and regulations, loss of debt credit, or unpaid tax, which would impact the existing operations of the company.

(X)	To Party A and its subsidiaries’ reasonable knowledge of the relevant facts, unless otherwise disclosed to Party B during the due diligence process, as of the date hereof, there are no material matters which would impact the existence and operation of Party A, including but not limited to any third party petition against Party A filed with competent authorities and/or any courts, which challenges the validity and/or enforceability of Party A’s patents. Unless otherwise disclosed in the Base Financial Report or disclosed to Party B during the due diligence process, no material matters, including but not limited to any third party patent infringement claim against Party A and its subsidiaries, would impact the existence and operation of the company.

(XI)	Disclosure of subsequent events: Where Party A discovers that the representations and warranties made pursuant to Article 7 while executing the Agreement or the matters disclosed when Party B conducted due diligence are misrepresented, omitted, untrue or incorrect, and such misrepresentation, untruth, or incorrectness may cause material adverse effects on the operations of the company, and may further affect the evaluation of Party A by Party B in the merger, Party A shall immediately notify Party B in writing and correct or update the matters in question. However, the correction or update of the disclosed matters by Party A shall not affect Party B’s right to claim or request any remedy available by law or pursuant to the Agreement. Where any event occurring before the merger effective date leads to misrepresentation, untruth, incorrectness of the representations and warranties made pursuant to Article 7 hereof, Party A shall immediately provide Party B with supplements in writing or update the previously-provided documents and disclosed matters.

Article 8 Representations and Warranties of Party B

Party B represents and warrants to Party A, as of the date of execution hereof, the truth and correctness of the following matters:

(I)	Legal establishment and existence of the company: Party B is a corporation limited by shares duly organized and validly existing under the Company Act of the ROC, and has obtained any and all licenses, approvals, permits and other certifications required for operating its business activities. Party B does not effectively resolve to dissolve, liquidate, voluntarily apply for bankruptcy, settlement or reconstruction, nor has a court ordered in accordance with relevant laws that it dissolve, settle, reconstruct or bankrupt, nor have competent authorities ordered in accordance with relevant laws the cessation of its business, its dissolution, the revocation of its permit for establishment or the cancellation of its business license.

(II)	The authorized capital and paid-in capital: The authorized capital and paid-in capital of Party B are set forth in Article 2 hereof. As of the date of execution hereof, the issued shares of Party B have all been duly authorized and issued, and the capital has been fully paid. Except for those set forth in Article 2 hereof, Party B does not issue any equity securities, nor does it issue, release, or enter into any other options, warrants, convertible or exchangeable securities, pre-emptive rights, rights of first refusal, legally-binding commitments for the acquisition of Party B’s shares, nor does it commit or provide any interests of participation or similar rights to let any party acquire the rights and interests as Party B’s common stock shareholders. Party B has no obligation to acquire its shares by redemption, buy-back or any other method.

(III)	Resolutions of and authorization from the board of directors: As of the date of execution hereof, the board of directors of Party B has approved the Agreement and authorized the Chairman of the board of directors or its designated person to execute the Agreement on behalf of the company.

(IV)	Validity of the Agreement: The execution and performance of the Agreement by Party B are not in violation of:

(1)	any applicable law or regulation;

(2)	any judgment, ruling or order rendered by the court or relevant competent authorities;

(3)	the Articles of Incorporation of Party B;

(4)	any contract, agreement, representation, undertaking, warranty, binding arrangement, covenant or any other obligation by which Party B is legally bound.

(V)	Financial statements and financial information: The Base Financial Report of Party B or other financial statements provided to Party A have been prepared in accordance with Business Entity Accounting Act and accounting principles generally accepted in the ROC, and fairly present the financial position and results of the operations of Party B for the periods indicated therein, without any misrepresentation, omission or misleading.

(VI)	Litigation and non-litigation matters: Unless otherwise disclosed to Party A before the date of execution hereof, as of the date of execution hereof, there is no litigation, arbitration, non-contentious or administrative litigation cases, or criminal investigation process which would have a material adverse effect on Party B or its businesses, finance, properties, operations or shareholders’ rights and interests, nor, as to Party B’s knowledge, any written claim or petition which may materially affect its financial status and businesses or related rights and interests. To Party B’s knowledge, except for those that have been disclosed to Party A before the date of execution, as of the date hereof, no litigation, arbitration, non-contentious or administrative litigation cases, criminal investigation process or written claim against its directors or managers in relation to their performance of duties have been raised by any third party. As of the date of execution hereof, Party B is not subject to any order, judgment or ruling which under reasonable circumstances may affect Party B or its goodwill.

(VII)	Assets and liabilities: Party B’s assets and liabilities have been expressly provided in Party B’s Base Financial Report or have been disclosed to Party A. Party B has legal ownership rights, rights to use or other legitimate rights and interests on all the assets set forth therein. Unless otherwise disclosed in Party B’s Base Financial Report or its footnotes or disclosed to Party A before, the use of, gains from, and disposal of such assets will not be bound or restricted; provided that such binding or restriction has no material adverse effect on Party B’s businesses, operations or financial status.

(VIII)	Contingent liability: Unless set forth in Party B’s Base Financial Report or otherwise disclosed to Party A, there is no contingent liability which would cause material adverse effects on the business or finances of the company.

(IX)	Contracts and covenants: The material contracts, agreements, representations, undertakings, warranties, binding arrangements, covenants or other obligations executed, agreed or committed to by Party B in any formality to date have been provided in writing or verbally to Party A, without any misrepresentation, omission or untruth. As of the date of execution hereof, to Party B’s knowledge, there is no default made by Party B of any and all valid material contracts of Party B. As of the date of execution hereof, the execution of any contracts, the conduct of any arrangement or transactions (including but not limited to purchase, sale, leasing, investment, service or operating and other transactions) by and between Party B and its affiliates, directors, managers, shareholders or other related parties or any party who owns or has financial interests in such related parties has been in compliance with relevant laws and regulations and with the arms-length principle. As of the date of execution hereof, unless otherwise disclosed in Party B’s Base Financial Report or its footnotes or disclosed to Party A before, Party B has not breached any mandate agreement, mortgage agreement, trust agreement, loan agreement or other agreement to which Party B is a party or by which it is bound or of which its property is the object; provided that the breach will not have any material adverse effect on the operations, businesses or financial status of Party B.

(X)	Employer and labor relations: As of the date of execution hereof, (1) Party B’s policies, plans, projects or protocols of salaries and benefits relating to employee recruitment or retirement have all complied with ROC laws and regulations. Party B has recognized in accordance with relevant laws and regulations of the ROC or set aside in accordance with relevant laws and regulations the incurred but unpaid pension and employee benefits in the financial statements; (2) unless otherwise provided in Party B’s Base Financial Report or its footnotes or disclosed to Party A before, Party B is not involved in labor relations disputes, nor has it violated any relevant labor laws and regulations or been punished by competent labor authorities; further, there has been no strike or shutdown against Party B; and (3) Party B is not a party of any collective agreements or any labor agreements entered into with labor unions or labor organizations.

(XI)	Environmental protection events: Where the operating business of the company, pursuant to relevant environmental protection laws and regulations, shall apply for a permit to establish pollution producing facilities, a permit for discharging pollution, pay the pollution prevention fee and set up an environmental protection unit and personnel, so as to comply with the relevant rules. Except for the matters which have been disclosed to Party A, there are no other environmental pollution disputes or punishments for environmental pollution by environmental protection authority which may cause material adverse effects on the business or finances of the company.

(XII)	Other matters: To date, Party B is not involved in any material matters regarding violation of laws and regulations, loss of debt credit, or unpaid tax, which would impact the existing operations of the company.

(XIII)	The documents provided to Party A by Party B, including but not limited to the Agreement, the attachments hereto, disclosed matters, relevant transaction documents, financial statements or any information contained in the certificates issued by Party B, have disclosed all agreements or other documents which could have material adverse effects or restrict the rights and interests of Party B, and in all aspects are true, correct and without untruth, misrepresentation or omission.

(XIV)	The information regarding intellectual property rights (including but not limited to patents, trademarks, copyrights and/or trade secrets and including the intellectual property rights owned by Party B and its subsidiaries, including those registered and pending) is true and correct, without deliberate omission or concealment. Party B and its subsidiaries are indeed the legal owners of such intellectual property rights. Such intellectual property rights are not subject to any mortgage, pledge, security or other claim. Unless otherwise disclosed to Party A or in current authorization contracts, Party B has not assigned, authorized, placed in trust or otherwise disposed of its intellectual property rights.

(XV)	To Party B and its subsidiaries’ reasonable knowledge of the relevant facts, unless otherwise disclosed to Party A during the due diligence process, there are no third party petitions against Party B filed with competent authorities and/or any court, which challenge or question the validity and/or enforceability of Party B’s intellectual property rights (including but not limited to patents, trademarks, copyrights and/or trade secrets). Unless otherwise disclosed to Party A, there are no claims of infringement against or objections to the intellectual property rights (including but not limited to patents, trademarks, copyrights and/or trade secrets) of Party B and its subsidiaries. The computer software that Party B and its subsidiaries currently use is legally used and does not infringe the rights and interests of any third party.

(XVI)	Tax: As of the date of execution hereof:

(1)	Party B has filed all taxes, and such filings, according to the ROC tax laws and regulations, are complete and correct. Party B has paid all taxes due before the merger effective date.

(2)	Party B has withheld all taxes in accordance with all tax laws and regulations.

(3)	There are currently no tax disputes between Party B and the competent authorities. The results of investigation and review conducted by the competent authorities indicate that Party B has no tax deficiency. The competent authorities have not claimed any failure to file taxes or any tax evasion by Party B.

(4)	Party B is not subject to any tax-related contracts or arrangements entered into between itself and the competent authorities.

(5)	Any claim against Party B’s unpaid tax has been settled or solved.

(6)	Party B is not a party to, or otherwise bound by, any tax sharing contract, compensation contract or similar contract.

(7)	Party B or any person acting on behalf of Party B has not requested the extension of any deadline for tax filing, the extension of any deadline for tax payment, or any exemption from any statute of limitation.

(8)	Unless otherwise required by law, Party B has changed neither its accounting nor tax principles, nor does it agree to settle any tax disputes which would have material adverse effect on Party B’s future tax treatment.

(XVII)	Insurance: As of the date of execution hereof, (1) the policies and temporary policies that Party B currently has are valid without any rescission, termination, withdrawal or restriction notice; nor has Party B received anything regarding the invalidity of such policies; (2) no insurance company has rejected Party B’s claims for compensation under such policies. To Party B’s knowledge, there is no possibility that any insurance companies would refuse its claim for compensation; and (3) with respect to such policies and temporary policies, Party B has not submitted any expired claims for compensation.

(XVIII)	Networks and systems: As of the date of execution hereof, the networks and systems currently used by Party B are not involved in any disputes.

(IX)	Legal compliance: As of the date of execution hereof, except for that which has already been disclosed in Party B’s Base Financial Report or its footnotes or otherwise been disclosed to Party A, the business and operations of Party B have been in compliance with the relevant ROC laws, and regulations and rulings promulgated by the competent authorities, and there have been no instances of the following:

(1)	any current ROC laws, regulations, orders or rulings promulgated by the competent authorities which may lead to Party B’s being in violation of the law.

(2)	receipt of claims that Party B has failed to comply with relevant laws and regulations or requirements of the competent authorities, or awareness of any substantial or current investigation conducted by any government agency on the business and operations of Party B.

(3)	within the most recent three years, awareness of punishment more severe than a warning rendered by any government agencies regarding the businesses and operations of Party B.

(4)	any order, acknowledgement, arrangement or direction entered into or accepted by Party B, which would cause material adverse effects on its operations.

(XX)	Mandatory filing or reporting documents: As of the date of execution hereof, Party B has duly filed any reports, registrations or other documents in accordance with relevant regulations of the ROC government, and has duly paid all fees. All mandatory filings or reporting documents of Party B have been in compliance with the requirements of relevant laws and regulations, and without misrepresentation or deliberate omission.

(XXI)	Disclosure of subsequent events: Where Party B discovers that the representations and warranties made pursuant to Article 8 in the execution of this Agreement or other matters it has disclosed are misrepresented, omitted, untrue, or incorrect, Party B shall immediately notify Party A in writing and correct or update the disclosed matters. However, the correction or updating of such disclosed matters by Party B shall not affect the rights Party A may claim or remedies to which it is entitled by law or pursuant to the Agreement. After the execution of the Agreement, where any events occur before the merger effective date leading to misrepresentation, untruth, or incorrectness of the representations and warranties made in Article 8 hereof, Party B shall immediately notify Party A in writing and update the provided documents and disclosed matters.

Article 9 Covenants of Party A

Unless otherwise agreed herein, from the date of execution hereof to the merger effective date, Party A makes the following covenants to Party B:

(I)	Party A shall obtain prior written consent from Party B before releasing any information relevant to the Agreement or the merger, excluding the information that should be released as required by laws and regulations, according to the opinion of its legal advisors. The Parties shall use their best efforts to confirm the content of relevant information with each other before disclosing said information.

(II)	Party A shall perform every legal procedure of the merger as soon as practicable, including but not limited to:

(1)	with the necessary assistance of Party B, make a combination filing for the merger with the Fair Trade Commission (if applicable);

(2)	hold a shareholders’ meeting in accordance with the law to approve the merger and recognize the Agreement and all relevant documents thereto.

(III)	Party A shall, according to relevant laws and regulations and acting in good faith, take all necessary actions which are adequate and appropriate to complete the conditions precedent set forth in Article 15 hereof and to consummate the merger pursuant to the Agreement. Unless otherwise set forth in the Agreement or consented to in writing by Party B, Party A shall not perform any act or omission that would cause or could reasonably be expected to cause the following: (1) as of the merger effective date, the representations and warranties of Party A provided in Paragraphs (I), (III), (IV), (V), (IX) and (XI) of Article 7 hereof becoming misrepresentations or false warranties; or any material breach of the covenants or obligations of Party A set forth herein; or (2) failure to meet or complete the conditions precedent provided in Article 15 hereof. Prior to the merger effective date, if there are any facts, changes, conditions, circumstances or other events that cause failure to meet or complete the conditions precedent agreed to herein by Party A, Party A shall promptly notify Party B in writing. However, such notice will not affect the rights and obligations of Party B under the Agreement.

(IV)	Pursuant to the agreements between Party A and any third party, where the merger requires notification to, or consent of, such the third party, and without such notification or consent the merger cannot be consummated, Party A shall notify the third party of the merger pursuant to the provisions of such agreements and obtain consent from the third party to the merger.

(V)	On the occurrence of any events provided herein triggering the adjustment of the merger consideration, Party B shall be notified immediately and provided with necessary information.

(VI)	From the date of execution hereof to the merger effective date, Party A shall not do any of the following without obtaining prior written consent from Party B:

(1)	enter into, commit, initiate the arrangement of, or negotiate agreements regarding lease of the entire business, or entrust the entire businesses to others;

(2)	assign the business or properties in whole or in major part to others;

(3)	except for information which, for the performance of the Agreement, must be disclosed to the directors, consultants (including but not limited to accounting, financing, or legal consultants), major shareholders and employees of Party A, directly or indirectly disclose to a third party unpublished information known as a result of the merger.

Article 10 Covenants of Party B

Unless otherwise agreed herein, from the date of execution hereof to the merger effective date, Party B makes the following covenants to Party A:

(I)	Party B shall obtain prior written consent from Party A before releasing any information relevant to the Agreement or the merger, excluding information the release of which is required by laws and regulations, according to the opinion of its legal advisors. The Parties shall use their best efforts to confirm the content of relevant information with each other prior to the disclosure of said information.

(II)	Party B shall perform every legal procedure of the merger as soon as practicable, including but not limited to:

(1)	giving necessary assistance to Party A so that Party A can make a combination filing for the merger with the Fair Trade Commission (if applicable);

(2)	hold a shareholders’ meeting in accordance with the law to approve the merger and recognize the Agreement and all relevant documents thereto.

(III)	Party B shall, according to relevant laws and regulations and acting in good faith, take all necessary actions which are adequate and appropriate to complete the conditions precedent set forth in Article 15 hereof and to consummate the merger pursuant to the Agreement. Unless otherwise set forth in the Agreement or consented to in writing by Party A, Party B shall not perform any act or omission which would cause or could be reasonably anticipated to cause the following: (1) as of the merger effective date, the representations and warranties of Party B provided in Article 8 becoming misrepresentation, false warranties; or a material breach of the covenants or obligations of Party B set forth herein, or (2) failure to meet or complete the conditions precedent provided in Article 15 herein. Prior to the merger effective date, if there are any facts, changes, conditions, circumstances or any events that cause a failure to meet or complete the conditions precedent agreed to herein by Party B, Party B shall promptly notify Party A in writing. However, such notice will not affect the rights and obligations of Party A under the Agreement.

(IV)	Pursuant to the agreements between Party B and any third party, where the merger requires notification to a third party or consent from a third party, Party B shall notify the third party of the merger pursuant to the provisions of such agreements and obtain consent from the third party for the merger.

(V)	On the occurrence of any events provided herein triggering the adjustment of the merger consideration, Party A shall be notified immediately and provided with necessary information.

(VI)	The properties (including any tangible and intangible assets) owned or used by Party B shall be maintained, managed, improved and their original value and function shall be preserved, by all appropriate and necessary methods. No destruction, damage, loss or other events which may diminish the value of the property will occur due to gross negligence or willful acts.

(VII)	Party B shall, according to relevant laws and regulations and based on good faith, gather and keep documents relevant to the accounting, financing, transaction, litigation, assets, and operations of the company.

(VIII)	Party B shall, operate and manage its business as usual, complying with normal and reasonable business practices and according to the relevant laws and regulations, its Articles of Incorporation and business rules, while acting in good faith and exercising the due care of a good administrator. Party B shall comply with ROC laws and regulations and rulings of the government agencies, use its reasonable commercial efforts and maintain its relationships with all of its customers and employees. In the event that the condition (operation, finance or other aspects), assets, obligations or income of Party B suffer material adverse effects or actions that are in breach of this section, or if Party B becomes aware of any litigation, arbitration, non-contentious cases, administrative remedies, written petitions or investigations in which Party B and/or Party B’s directors, managers and/or employees are the object due to the execution of their duties, and which may cause material adverse impact on Party B, Party B shall promptly notify Party A in writing.

(IX)	The licenses, approvals and permits that Party B has obtained prior to the execution of the Agreement shall be maintained and managed as is necessary for their use after the merger.

(X)	In order for Party A to carry out with the operation and management of Party B’s business after the merger effective date, Party B agrees to act in good faith to assist Party A in understanding Party B’s operations and to provide Party A with necessary information.

(XI)	From the date of execution hereof to the merger effective date, Party B and/or its subsidiaries (affiliates defined in the Chapter of Affiliates of the Company Act) shall not engage in any of the following conduct without obtaining prior written consent from Party A:

(1)	Except as is necessary for the performance of the Agreement, arrange, negotiate, enter into or commit to any the agreements or major covenants with a third party which may have material effect on the interests of Party B and/or its subsidiaries, including but not limited to:

(A)	strategic alliances, mandates, joint ventures or investments and so on;

(B)	conclusion, amendment, or termination of agreements regarding the lease of the entire businesses, mandate or regularly cooperation with others;

(C)	assignment of the businesses or its properties, in whole or in major part, to others;

(D)	acquisition of entire businesses or properties from others;

(E)	other agreements beyond the daily business of Party B which may have material effect on the financial status or business of Party B.

(2)	carry out major organizational adjustments, including but not limited to: appointment, discharge or transfer of any managers; amendment of employees’ work rules; changes to agreements executed with employees, managers and directors, or to employment conditions, including but not limited to raising employees’, managers’ and directors’ wages, salaries, remuneration, rewards, payments, bonuses, incentives, employee stock options, employee insurance, pensions, severance plans, and other employee benefits; adding, increasing or committing to increase any employee benefits; or recruitment of employees not essential to the human resources needs of the company.

(3)	amend the Articles of Incorporation, excluding the amendments required for the merger or bylaws and regulations.

(4)	initiate legal actions, administrative disputes or remedy processes against any third party, excluding responding to legal actions, administrative disputes or remedy processes brought by any third party.

(5)	surrender, abandon, or waive any valid and existing rights or interests, or settle with any third party for any arguments, disputes, or litigation or act in an unfavorable way to the company.

(6)	license, transfer, place a security on, market, dispose, or sell any intangible assets (such as intellectual property rights) or take similar actions, or for the purpose of entering into such kind of agreements do any of the aforesaid.

(7)	except for the implementation of employee stock options in accordance with the issued Rules of Stock Options, engage in capital increase by cash, issuance of new shares or issuance or distribution of dividends and bonuses in any kind (whether they are cash dividends, stock dividends, employee bonuses or remuneration to directors and supervisors, provided for those set forth in the announcement of the executed contracts), issuance of corporate bonds, gratuitous stock distribution, issuance of convertible bonds, warrant bonds, preferred stock with warrants, depository receipt, stock options, call (put) options and any other equity securities or rights.

(8)	implement matters beyond the power of a general manager provided in the current authorization list of Party B. However, for the following matters, prior written consent from Party A shall be obtained:

(A)	loans to any shareholders or third parties;

(B)	discussions, negotiations, covenants or entering into agreements relative to management power;

(C)	agreements which restrict the major operations of Party B;

(D)	agreements with any third party for settlement or disputes resolution with an amount in a single agreement exceeding NT$3,000,000, or with an aggregate amount in several agreements exceeding NT$10,000,000;

(E)	agreements which authorize a third party to use the intellectual property rights (including but not limited to patents, trademarks, copyrights and/or trade secrets) of Party B;

(F)	unless otherwise agreed herein, agreements with its affiliates with an amount in a single agreement exceeding NT$10,000,000, or with an aggregate amount in several agreements exceeding NT$100,000,000;

(G)	other joint ventures or long term equity investments with an amount in a single transaction exceeding $10,000,000, or with an aggregate amount of several transactions exceeding NT$100,000,000;

(H)	new loans or the increase of loan amount, creating pledge or securities on any tangible or intangible assets for the benefit of any third party, guarantees or endorsements to a third party.

(9)	change in accounting method or accounting policy, excluding such changes made because of the changes of laws and regulations, rulings of competent authorities or accounting principles generally accepted in the ROC.

(10)	termination or cessation of any agencies or other businesses, or mass termination of redundant employees, or implementation of any early retirement or excellent retirement plans.

(11)	except for buying back shares from dissenting shareholders for the merger, directly or indirectly, by itself or through any third party, purchase its issued and outstanding shares or equity securities, conduct capital decrease, or resolve to dismiss, liquidate, apply for reorganization, settlement or bankruptcy or any action which may cause material adverse impact on the cash flow, shareholders’ rights and interests or the company’s financial structure.

(12)	directly or indirectly, through its directors, managers or employees, engage in arranging, negotiating, discussing, selling, or accepting any proposals from other parties regarding Party B’s stock rights or management power, or merging with Party B, or selling or becoming a joint venture or partner in relation to Party B’s major businesses or assets.

(13)	except for what the performance of the Agreement requires to be disclosed to the directors, consultants (including but not limited to accounting, financing, or legal consultants), major shareholders and employees of Party B, directly or indirectly disclose to a third party unpublished information known from the merger.

Article 11 Notices and Announcement to Creditors; Handling of Dissenting Shareholders

(I)	After the adoption of a resolution on the merger at the respective shareholders’ meeting of the Parties, each of the Parties shall prepare balance sheets and property lists, and promptly issue a notification and make a public announcement to each of their creditors stating a 30-day period within which the creditors may register their objections. In the event that any creditors object within the said period, the respective party, as applicable, shall settle any and all payable claims or deposit a security.

(II)	If any shareholders of either Party has raised objections to the merger in accordance with the law and request the buy-back of their shares, the respective party, as applicable, shall purchase the shares held by the dissenting shareholders in accordance with laws and regulations. In the event that Party A, Party B and the dissenting shareholders of the respective company are unable to reach an agreement on the purchase price, it shall be decided by a court. The buy-back shares herein shall be cancelled in accordance with relevant laws and regulations.

Article 12 Rights and Obligations after Merger

From the merger effective date, unless otherwise provided in the laws and regulations or agreed in the Agreement, all the valid rights and obligations and credits and debts of Party B as of the merger effective date shall be generally assumed by Party A. From the merger effective date, all assets, liabilities and all rights and obligations (including but not limited to trademarks, patents, other intellectual property rights and employee stock options) as stated on its books shall be generally assumed by Party A.

Article 13 Employees of Party B

(I)	The Parties agree to handle Party B’s employee transfer and retention matters in compliance with the Business Mergers and Acquisitions Act and relevant ROC labor laws and regulations and methods agreed by the Parties in writing.

(II)	When Party A recruits the retained employees, it shall recognize their seniority accrued at Party B and refer to their original terms and conditions of employment and Party A’s current rules of employment, and respect their work rights. Subject to law, Party B shall, to its knowledge, fully inform Party A of its terms and conditions of employment and provide Party A with best assistance in the retention process. Party A and the retained employees will enter into employment agreements separately. For those employees who are not retained, Party B shall issue prior notice of termination or pay the wages for the notice period in accordance with Article 16 of the Labor Standards Act, and pay the pension or severance.

(III)	From the merger effective date, Party A assumes Party B’s employees who agree to be retained and their employment relationships with Party B. The employees of Party B become the employees of Party A immediately. The aforesaid notices and retention matters relative to employees of Party B will be handled pursuant to the Business Mergers and Acquisitions Act, the Labor Standards Act and relevant laws and regulations.

(IV)	When Party A plans and enforces the retention scheme on Party B’s personnel, Party B shall provide all necessary assistance.

Article 14 Taxes and Expenses

Unless otherwise set forth herein, the Parties shall separately assume their own taxes and expenses arising from or in connection with the execution and performance of the Agreement.

Article 15 Conditions Precedent of the Merger

The Parties agree that the conditions precedent of the fulfillment of the merger include:

(I)	The board of directors and the shareholders of both Parties have approved the Agreement and the merger in accordance with the law.

(II)	The Parties have obtained the permits and approvals from relative competent authorities for the merger, including but not limited to: the combination approval of the Fair Trade Commission, Executive Yuan; the approval of the Taiwan Stock Exchange for the application for the listing of new securities issued for capital increase due to Party A’s merger of a Taiwan Stock Exchange-listed (Taipei Exchange-listed)company; the approval for merger and capital increase by issuing new shares from Financial Supervisory Commission, Executive Yuan; the approval of the Taipei Exchange for Party B’s delisting and other approvals granted by the competent authorities.

(III)	As of the merger effective date, the Parties have complied with and performed the covenants, obligations, agreements herein, and the representations and warranties are all correct and true. For the avoidance of doubt, any Party shall not refuse to consummate the merger with the excuse of failing to comply with the Agreement.

Article 16 Agreement Cancellation

Prior to the merger effective date, the Agreement may be canceled on the occurrence of any of the following events:

(I)	The Parties mutually agree to rescind the Agreement in writing.

(II)	In the event that the shareholders of either party at the shareholders’ meeting rejects the proposal of the merger, such party may rescind the Agreement by giving a written notice.

(III)	In the event of material breach of contract, the failure to rectify such breach within 60 days from the date on which the non-breaching party gives notification, the non-breaching party may rescind the Agreement by giving a written notice to the breaching party.

(IV)	In the event that the relevant competent authorities require the amendment of the content of the Agreement, but the Parties, with their best commercial efforts, fail to agree on an amendment, either party may rescind the Agreement by giving a written notice to the other party.

(V)	On the occurrence of the matters set forth in Paragraph (X) of Article 18 and the consequences which lead to the failure of the performance of the Agreement by either party up to 90 days, the other party may rescind the Agreement by giving a written notice.

Article 17 Breach of Contract

(I)	If the Agreement is rescinded pursuant to Paragraph (III) of Article 16 hereof, or if any party fails to perform the obligation hereunder and cannot consummate the merger, the non-breaching party may claim for compensation against the breaching party.

(II)	After the rescission of the Agreement, the Parties shall immediately take the necessary actions to cease the proceedings of the merger. Either party may request that the other party return, within 15 days from the date of rescission, all documents, information, files, articles, plans, trade secrets, and other data obtained pursuant to the Agreement without copies or retained documents; provided that the documents, information, files, articles, plans, trade secrets, and other data obtained pursuant to the Agreement may be kept by each of their legal advisors mandated for the merger.

Article 18 Miscellaneous

(I)	The Agreement shall be governed by, construed and performed in accordance with the laws of the ROC. Any matters not prescribed herein shall be subject to relative laws and regulations.

(II)	If any provision of the Agreement is inconsistent with relevant laws and regulations and is held invalid, only the inconsistent part shall be invalid, and the remainder of the Agreement shall continue in full force and effect. If any provision of the Agreement must be changed to comply with the relevant competent authorities’ order, the board of directors of the Parties shall jointly amend the Agreement according to relevant competent authorities’ order.

(III)	The Parties agree that any disputes arising from the Agreement shall be brought to the jurisdiction of the Taiwan Hsinchu District Court.

(IV)	Any amendment, deletion or change to the Agreement shall be made by the Parties in writing.

(V)	Any arrangement, agreement, or commitment made by the Parties prior to the execution of the Agreement for the merger shall be replaced by the Agreement.

(VI)	The headings of the Agreement are provided for convenience and reference only, and shall not affect the interpretation hereof.

(VII)	Without prior written consent by the other party, neither party shall assign its rights and obligations hereunder to a third party.

(VIII)	The assignee or transferee of Party A or Party B, as applicable, shall be bound by the Agreement.

(IX)	Any notice given under the Agreement shall be sent by registered mail or delivered in person to the following addresses which will have the effect of notice:

Party A: ChipMOS TECHNOLOGIES INC.

Contact: Vice President S. K. Chen

Address: No.1 R&D Rd. 1, Hsinchu Science Park, Baoshan Township, Hsinchu County

Party B: ThaiLin Semiconductor Corp.

Contact: Director Silvia Su

Address: No.4, Rende Rd., Fongshan Vil., Hukou Township, Hsinchu County

In case of change of the said contact information, the changing party shall notify the other in writing, otherwise the change is not effective against the other party.

(X)	In the event that Party A or Party B fails to or delays the performance of the Agreement due to a judgement or court order, ruling or order of competent authorities, or other force majeure, it need not take responsibility; provided, however, that on the occurrence of force majeure, the affected party shall notify the other party within 5 days of its awareness of such event, and resume performing the obligation hereunder as soon as possible after the force majeure stops.

(XI)	Unless otherwise provided for under any law, regulation, or the Agreement, the Parties agree that, for the purpose of the merger, any confidential documents, information, files, articles, plans, trade secrets, and other tangible or intangible data given by the other Party before the merger effective date shall be kept in strict confidence. The foregoing confidentiality obligation shall survive even there is cancellation, rescission, termination, or any other event which causes the loss of effectiveness of the Agreement.

(XII)	After a resolution of merger is adopted by the board of directors of each of the Parties and the merger is disclosed to the public in accordance with the law, in the event of further proposals to merge, segment, acquire or transfer shares with other companies, unless the companies involved decrease, a shareholders’ meeting is not required if the shareholders have resolved to authorize the board of directors to make the change. The processes completed in the original merger, segmentation, acquisition or share transfer shall be gone through again by all participating companies.

(XIII)	The Agreement is made in two original copies, with one copy being held by each of the Parties in witness thereof.

[The remaining is left blank intentionally]

IN WITNESS WHEREOF, the Parties have executed the Agreement as of the date written above.

Party A:	ChipMOS TECHNOLOGIES INC.	Party B:	ThaiLin Semiconductor Corp.

Representative:	Independent Director Chin-Shyh Ou	Representative:	Independent Director Chang-Bo Wu
Address:	No.1 R&D Rd. 1, Hsinchu Science Park, Baoshan Township, Hsinchu County	Address:	No.4, Rende Rd., Fongshan Vil., Hukou Township, Hsinchu County

Date: November 12, 2014